UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of	April	,	2011
Commission File Number	001-31930
ANOORAQ RESOURCES CORPORATION
(Translation of registrant’s name into English)
Suite 1020, 800 West Pender Street Vancouver, British Columbia, Canada, V6C 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	Press release, dated April 6, 2011.

Document 1

Anooraq announces CEO transition

April 6, 2011. Anooraq Resources Corporation (“Anooraq” or the “Company”) (TSXV: ARQ; NYSE Amex: ANO; JSE: ARQ) confirms the appointment of  Mr. Harold Motaung as the Chief Executive Officer of the Company with effect from 1 April 2011, as approved by the Board of Directors.

Mr. Motaung will succeed Mr. Philip Kotze, whose fixed-term three-year contract terminates with effect from 1 April 2011. Mr. Kotze will continue to act as a consultant to Anooraq.

Mr. Motaung has been an executive director of Anooraq since 2004 and is one of the founding members of Atlatsa Holdings (Pty) Ltd, Anooraq’s majority shareholder. He has a B.Sc in Mining Engineering and an MBA from the University of the Witwatersrand.

Mr. Motaung was previously employed at the Free State and Vaal River operations of Anglo American Corporation of South Africa Limited for six years. He then moved to the South African Department of Minerals and Energy as a Director within the Mine Inspectorate. He was subsequently promoted to Deputy Chief Inspector of mines post, where he was responsible for implementing the South African Mine, Health and Safety Act. His responsibilities also included briefs and presentations to the South African Parliamentary Portfolio Committee on the status of minerals and energy within the country, which culminated in the enactment of the Minerals and Petroleum Resources Development Act in South Africa.

Mr. Motaung has held positions on numerous boards of Government–associated institutions, including the National Nuclear Regulator, the Mining Qualifications Authority and the chairman position at the Mines Research Board which administered a Mining Safety Fund.  Recently, he was appointed and served on the board of Minerals Technology as a non-executive chairman.

Mr. Motaung has worked closely with Mr. Kotze during the past three years, and his appointment follows a succession planning process. Anooraq Chairman Tumelo Motsisi congratulated Mr. Motaung on his appointment and extended his thanks and best wishes to Mr. Kotze.

“Philip has made a substantial contribution to the company during an important phase in its development. A critical part of his mandate was to ensure that we achieved a smooth transition when we took over control at Bokoni Platinum Mines and then built a solid management and technical team to manage the operations. I am pleased that we achieved those goals during Philip’s term with our Company.

“Equally, Harold will assume this role at another critical juncture, where we need to build on the early steps we have made towards growth and profitability to ensure that we fulfill the mandate that we have been tasked with in turning our assets to account, safely and in a profitable manner.”

Anooraq Resources Corporation
Joel Kesler
Executive: Corporate Development
Office: +27 11 779 6800
Mobile: +27 82 454 5556

Russell and Associates
Charmane Russell / Nicola Taylor
Office: +27 11 880 3924
Mobile: +27 82 372 5816 / +27 82 927 8957

Macquarie First South Advisers
Melanie de Nysschen
Office: +27 11 583 2000

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release. The NYSE Amex has neither approved nor disapproved the contents of this press release.

Cautionary and Forward Looking Information
This document contains “forward-looking statements” that were based on Anooraq’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:

•	uncertainties and costs related to the Company’s exploration and development activities, such as those associated with determining whether mineral resources or reserves exist on a property;
•
uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project; uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;

•	uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects;
•	operating and technical difficulties in connection with mining development activities;
•
uncertainties related to the accuracy of our mineral reserve and mineral resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of mineral reserves;

•	uncertainties related to unexpected judicial or regulatory proceedings;
•	changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to
•	mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;
•	expected effective future tax rates in jurisdictions in which our operations are located;

•	the protection of the health and safety of mine workers; and
•	mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);
•
changes in general economic conditions, the financial markets and in the demand and market price for gold, copper and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar and South African rand;

•	unusual or unexpected formation, cave-ins, flooding, pressures, and precious metals losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);
•
changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; environmental issues and liabilities associated with mining including processing and stock piling ore;

•	geopolitical uncertainty and political and economic instability in countries which we operate; and
•
labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Anooraq, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission at www.sec.gov and home jurisdiction filings that are available at www.sedar.com. The Company's Annual Report on Form 40-F, which includes its audited financial statements for the fiscal year ended December 31, 2010, was filed with the Securities and Exchange Commission on March 23, 2011 and is available at www.sec.gov. Shareholders have the ability to receive a hard copy of the Company's complete audited financial statements free of charge upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANOORAQ RESOURCES CORPORATION
(Registrant)
Date:	April 7, 2011	By:	/s/ Joel Kesler
			Name:	Joel Kesler
			Title:	Corporate Secretary